

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2023

Stephen P. Joyce
Chief Executive Officer
RE/MAX Holdings, Inc.
5075 South Syracuse Street
Denver, CO 80237

   Re: RE/MAX Holdings, Inc.
    Registration Statement on Form S-3
    Filed February 28, 2023
    File No. 333-270127

Dear Stephen P. Joyce:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Gavin B. Grover